Appendix 2A - Application for quotation of securities

EXHIBIT 99.2

Announcement Summary

Entity name

NOVONIX LIMITED

Announcement Type

New announcement

Date of this announcement

Friday July 18, 2025

The +securities to be quoted are:

+Securities issued, transferred or re-classified as a result of options being exercised or other +convertible securities being converted

Total number of +securities to be quoted

ASX +security code	Security description	Number of +securities to be quoted	Issue date

NVX	ORDINARY FULLY PAID	246,377	18/07/2025

Refer to next page for full details of the announcement

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Appendix 2A - Application for quotation of securities

Part 1 - Entity and announcement details

1.1 Name of entity

NOVONIX LIMITED

We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.

1.2 Registered number type	Registration number
ABN	54157690830

1.3 ASX issuer code

NVX

1.4 The announcement is

New announcement

1.5 Date of this announcement

18/7/2025

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Appendix 2A - Application for quotation of securities

Part 2 - Type of Issue

2.1 The +securities to be quoted are:

+Securities issued, transferred or re-classified as a result of options being exercised or other +convertible securities being converted

2.2 The +class of +securities to be quoted is:

Additional +securities in a class that is already quoted on ASX ("existing class")

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Appendix 2A - Application for quotation of securities

Part 3B - number and type of +securities to be quoted (existing class) where issue has not previously been notified to ASX in an Appendix 3B

Existing +securities converting into additional +securities in an existing class

FROM (Existing Class)

ASX +security code and description

NVXAD : PERFORMANCE RIGHTS

TO (Existing Class)

ASX +security code and description

NVX : ORDINARY FULLY PAID

Please state the number of options that were exercised or other +convertible securities that were converted 439,904	The first date the options were exercised or other +convertible securities were converted 18/7/2025	The last date the options were exercised or other +convertible securities were converted 18/7/2025

Is this all of the options or other +convertible securities on issue of that type (ie have all of those options now been exercised or have all of those convertible securities now been converted)?

No

The right of the holder of the options or other +convertible securities to receive the +underlying securities is being satisfied by:

An issue of new +securities

The underlying +securities being received by the holder are:

Intended to be, but are not yet, quoted by ASX

Were the options being exercised or other +convertible securities being converted issued under an +employee incentive scheme?

Yes

Are any of the options being exercised or other +convertible securities being converted held by +key management personnel (KMP) or an +associate?

Yes

Provide details of the KMP or +associates who are exercising options or converting convertible securities

Name of KMP	Name of registered holder	Number of options being exercised or other +convertible securities being converted

Rashda Buttar	Rashda Buttar	120,610

Darcy MacDougald	Darcy MacDougald	51,596

Issue date

18/7/2025

Will the +securities to be quoted rank equally in all respects from their issue date with the existing issued

+securities in that class?

Yes

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Appendix 2A - Application for quotation of securities

Issue details

Number of +securities to be quoted

246,377

Are the +securities being issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

Ordinary shares issued on the vesting of employee performance rights.

Please provide an estimate (in AUD) of the value of the consideration being provided per +security for the

+securities to be quoted

0.470000

Any other information the entity wishes to provide about the +securities to be quoted

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Appendix 2A - Application for quotation of securities

Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the

+securities subject of this application)

ASX +security code and description	Total number of +securities on issue

NVX : ORDINARY FULLY PAID	636,445,636

4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

NVXAD : PERFORMANCE RIGHTS	29,000,971

NVXAA : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	14,016,667

NVXAB : SHARE RIGHTS	1,008,567

NVXAL : CONVERTIBLE NOTES	45,221,586

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